SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jason Drory
Joe McCann
David Burton
Al Pavot

Re:	IO Biotech, Inc.
Draft Registration Statement on Form S-1
Submitted June 3, 2021
CIK No. 0001865494

Dear Mr. Drory:

On behalf of our client, IO Biotech, Inc. (“IO Biotech” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2021 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 confidentially submitted on June 3, 2021 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a revised draft of the Registration Statement (“Confidential Draft No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Confidential Draft No. 2.

Draft Registration Statement on Form S-1 submitted June 3, 2021

Overview, page 1

1.

Please balance your discussion of the Phase 1/2 clinical trial results/observations concerning efficacy by explaining the purpose of the trial and any material limitations to the reported results/observations. In this regard, we note that it is unclear whether clinical endpoints were established with respect to tumor regression and durability of

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 9, 2021

antitumor response and it is also unclear whether these results/observations are statistically significant. With reference to your disclosure at the bottom of page 23, also tell us whether you were able to evaluate and determine the contributions of IO102-IO103 as compared to those of the combination therapy.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 85, and 98 of Confidential Draft No. 2.

2.

With reference to your regulatory discussion on pages 146-147, please tell us your basis for identifying this trial as “Phase 1/2” and your planned trial as a potentially “registrational Phase 3 trial.” Also, revise the disclosure on page 1 to explain the term “basket trials”. Revise your regulatory discussion in the Business section to discuss these three terms.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 2, and 147 of Confidential Draft No. 2 to update the regulatory discussion and explain the term “basket trial.” Consistent with the updated regulatory description, the Company respectfully advises the Staff that (i) the MM1636 trial was designed as a Phase 1/2 trial and its official title is “Combination therapy with Nivolumab and PD-L1/IDO peptide vaccine to patients with metastatic malignant melanoma, a phase I/II trial”, and (ii) it believes that its planned phase 3 trial for IO102-IO103 will be a “registrational Phase 3 trial” based on its most recent correspondence with the U.S. Food and Drug Administration.

3.

We note your statement on page 2 that your IO102-IO103 product candidate in combination with nivolumab demonstrated a “manageable tolerability profile” and your disclosure on page 107 identifying tolerability as an advantage of your T-win Technology Platform. Please balance these disclosures by addressing the occurrence of serious, high- grade adverse events in your MM1636 trial as disclosed on pages 20 and 112. Also, tell us why there does not appear to be any discussion concerning dosage tolerability in your discussions of the ongoing phase 1/2 trial or the planned phase 3 trial.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 99, and 108 of Confidential Draft No. 2. The Company also respectfully advises the Staff that no dosage tolerability discussion of the ongoing MM1636 Phase 1/2 trial and the planned Phase 3 trial is included in the Confidential Draft No. 2 because the Phase 1/2 trial was, and the planned Phase 3 trial is intended to be, flat dose trials.

4.	Revise the Summary to explain why your plan is to use pembrolizumab as the combination product for your next trial as opposed to nivolumab.

The Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 99 of Confidential Draft No. 2.

August 9, 2021

Our Immunotherapy Pipeline, page 2

5.

We note your statement on page 99 that the you plan to move into a Phase1/2 trial for IO112 in combination with IO102 and IO103 and your disclosure on page 23 that “it is expected that our product candidates, if approved, would be used in combination with third-party drugs or biologics.” Please clearly indicate such in the pipeline table on pages 2 and 98.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 98 of Confidential Draft No. 2.

Our Strategy, page 4

6.

We note your disclosure here and in the Business section that your strategy is to “rapidly advance” 1O102-IO103 toward approval in combination with anti-PD-1 therapy in first-line treatment of metastatic melanoma. We also note your risk factor disclosure that, “[b]reakthrough therapy designation by the FDA for any product candidate may not lead to a faster development or regulatory review.” Please revise/balance this disclosure to remove the implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 100 of Confidential Draft No. 2.

Some data for product candidates comes from clinical trials conducted outside the United States..., page 21

7.	Please revise to explain whether the phase 1/2 trial you reference was representative of the population that you intend to label the product candidate in the United States.

The Company respectfully advises the Staff that it has revised the disclosure on page 21 of Confidential Draft No. 2.

Use of Proceeds, page 78

8.

We note your statement that the use of proceeds is to fund the development and regulatory activities relating to your product candidates. Please revise your disclosure to allocate the amount of proceeds you expect to use for each of your programs and specify how far in the clinical development of your product candidates you expect to reach with the net proceeds. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and confirms that it will revise its use of proceeds disclosure in a subsequent amendment to provide additional detail once known.

August 9, 2021

9.

We note your disclosure on page 94 that you will be obligated to pay Herlev a fee upon the completion of this offering. To the extent the offering proceeds will be used to pay this obligation, please disclose the fee owed to Herlev here.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it expects to use cash on hand to pay the fee to Herlev and does not expect to use any of the net proceeds from the offering to pay such fee.

Dual Epitope IO102-IO103, page 107

10.

Please clarify your disclosure in this section to make clear that your planned Phase 3 trial for IO102-IO103 is a combination trial with an anti-PD-1 monoclonal antibody therapy, consistent with your disclosure throughout your registration statement.

The Company respectfully advises the Staff that it has revised the disclosure on page 107 of Confidential Draft No. 2.

Preclinical Development, page 108

11.

We note your disclosure that, “[t]here have been no health impairments in the two non- clinical toxicity studies performed with IO102 and IO103.” Please clarify here if the studies performed evaluated your combination product IO102-IO103 or if the studies evaluated each product candidate individually.

The Company respectfully advises the Staff that it has revised the disclosure on page 108 of Confidential Draft No. 2.

Development of Dual Epitope IO102-IO103 in the First-line Setting, page 111

12.

We note your disclosure that the results from the MM1636 trial have a cut-off date of February 22, 2021 and that the prior cut-off date was in January 2021. With a view to disclosure, please tell us whether you are receiving updated data from this cohort and whether a more recent cut-off date will be used in future amendments.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will update this disclosure in a subsequent amendment as additional data regarding the MM1636 trial becomes available.

Additional Trials in Other First-Line Indications and Neo-Adjuvant and Adjuvant Settings, page 120

13.

We note that Table 5 on page 121 depicts a summary of adverse events of various investigator completed trials with IO101, IO102 and IO103 and Table 6 and Table 7 depict ongoing and planned trials. Please provide narrative disclosure to accompany Table 5 to specifically discuss any material serious adverse events occurring in your trials. In addition, include narrative disclosure for Table 6 and Table 7 to clarify the specific trials designs and their status, including planned or actual initiation dates and planned completion dates.

August 9, 2021

The Company respectfully advises the Staff that it has revised the disclosure on page 121 of Confidential Draft No. 2. Additionally, the Company respectfully advises the Staff that trials listed in Table 6 and Table 7 are investigator-initiated trials and the Company does not have direct access to the specific trial designs (other than the information already included in the tables) and trial status, including planned or actual initiation dates and planned completion dates.

Collaborations

Agreements with Herlev Hospital, page 139

14.

We note your disclosure that the Company entered into a Framework Assignment Agreement and an Assignment Agreement in January 2017 and December 2018 with Herlev, for certain rights related to your lead product candidates. Please file such agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe such filing is not required. In addition, we note your disclosure that you obtained assignments and licenses related to each of your lead product candidates, IO102, IO103 and IO112. However, you appear to only discuss two Assignment Agreements that cover (i) the PD-L1 technology and (ii) the Arginase technology. Please describe or otherwise advise if a separate agreement covers your IDO target (IDO102).

The Company respectfully acknowledges the Staff’s comment and will file the Framework Assignment Agreement and the Assignment Agreement as exhibits with a subsequent amendment. The Company respectfully advises the Staff that it has revised the disclosure on pages 139 and 140 of Confidential Draft No. 2.

15.

We note your disclosure here that your agreement with Herlev covers “cancer vaccines” and your Merck Collaboration Agreement disclosure also references a “peptide vaccine.” Please update your disclosure in your business section or otherwise advise if you are currently developing cancer vaccines or peptide vaccines referenced here.

The Company respectfully advises the Staff that it has revised the disclosure on pages 139 and 140 of Confidential Draft No. 2.

Patents, page 144

16.

We note your disclosure that the, “[g]rant is imminent in China” for your patents related to IO103 and that your TDO patent family is also “(grant imminent)” for the EPO. Given that the grant of a patent in these jurisdictions appear to be outside of your control, please provide your basis that the patents will be imminently granted in these jurisdictions or otherwise advise.

The Company respectfully advises the Staff that it has revised the disclosure on pages 144 and 145 of Confidential Draft No. 2.

August 9, 2021

17.

We note that you have multiple types of patents (composition of matter and methods of use) granted in multiple jurisdictions for your product candidates. Please revise and expand your disclosure to clearly state the patent expiration date for each material jurisdiction. In addition, please disaggregate and clarify the patent expiration dates for your different types of patents (composition of matter and methods of use).

The Company respectfully advises the Staff that it has revised the disclosure on pages 144 and 145 of Confidential Draft No. 2.

General

18.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises that it will be supplementally providing the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d).

These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement

19.

We note several graphics where the text is not legible. For example only, we note figure 2 and 3 on page 105, figure 4 on page 106 and figure 13 and 14 on page 119, where the text is not clear or legible. Please modify your graphics throughout your filing as necessary to ensure that all text is legible.

The Company respectfully advises the Staff that it has updated the graphics on pages 105, 106, 119 of, and elsewhere within, Confidential Draft No. 2.

20.	At first use, please define abbreviations. For example only, we note that “CI” on page 109 and “LDH” and “DMSO” on page 111 are not defined at first use.

The Company respectfully advises the Staff that it has updated the abbreviations appearing in Confidential Draft No. 2 so that they are defined at first use.

21.	We note your disclosure here to various sources where the description is not clear. For example only, we note references to Ascierto (2019), Robert (2019), Larkin (2019),

August 9, 2021

Maio (2015) and Garbe (2011). If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose such information. In addition, please confirm that these sources are widely available to the public and update your disclosure accordingly to provide additional details regarding the studies you appear to reference so the disclosure clearly identifies the specific sources.

The Company respectfully advises the Staff that it has updated its description of various sources in Confidential Draft No. 2 to make them clear, and confirms that the sources are widely available to the public. The Company has not funded or was otherwise affiliated with any of the studies or reports it cites in Confidential Draft No. 2.

If you have questions with respect to the Confidential Draft No. 2 or the responses set forth above, please direct the questions to me at (415) 772-1276 or frahmani@sidley.com or, alternatively, Istvan Hajdu at (212) 839-5651 or ihajdu@sidley.com.

Sincerely,

Frank F. Rahmani

cc:	Mai-Britt Zocca, Chief Executive Officer and Director
Keith Vendola, Chief Financial Officer
Istvan A. Hajdu, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP